Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

September 13, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Scott Stringer
Joel Parker
Brian Fetterolf
Erin Jaskot

Re:	Syra Health Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 5, 2023
File No. 333-271622

Dear Ladies and Gentlemen:

This letter sets forth the responses of Syra Health Corp., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 12, 2023 concerning the Company’s Amendment No. 4 to its Registration Statement on Form S-1 filed with the Commission on September 5, 2023 (the “Registration Statement”).

For the convenience of the Staff, each comment from the comment letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 4 to Registration Statement on Form S-1 filed September 5, 2023

Capitalization, page 31

1. Please explain your calculation of pro forma as adjusted cash of $6,376,959 or revise as necessary.

RESPONSE:	The pro forma as adjusted balances erroneously included $1,360,500 of cash, assuming a $1.00 increase in the assumed initial public offering price of $4.125 per unit, as noted in footnote 1 to the capitalization table. The capitalization table has been revised to properly reflect pro forma as adjusted cash of $5,016,459 based on the net proceeds to be received from the sale of units at a price of $4.125 per unit rather than $5.125 per unit.

If you have any questions relating to any of the foregoing, please contact Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP at (202) 747-2651.

Sincerely,

Syra Health Corp.

/s/ Deepika Vuppalanchi
By:	Deepika Vuppalanchi
Title:	Chief Executive Officer

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